UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  333-171913

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
FARMINGTON BANK 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
FIRST CONNECTICUT BANCORP, INC. ONE FARM GLEN BOULEVARD FARMINGTON, CT 06032-1919

FARMINGTON BANK 401(k) PLAN

TABLE OF CONTENTS

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–11

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures	13

*	All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

 Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Farmington Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Farmington Bank 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Marcum, LLP

New Haven, CT

June 28, 2013

1

FARMINGTON BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value
Mutual funds	$12,531,655	$10,192,518
Common stock	1,845	—
Investment contract	637,251	—
Pooled separate account	521,420	—
	13,692,171	10,192,518

Notes receivable from participants	358,652	136,673

Net assets available for benefits, at fair value	14,050,823	10,329,191

Adjustment from fair value to contract value for fully
benefit-responsive investment contract	33,540	—

Net assets available for benefits	$14,084,363	$10,329,191

See accompanying Notes to Financial Statements.

2

FARMINGTON BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$1,184,465	$(338,101)
Dividends and Interest	191,869	6
Total investment income (loss)	1,376,334	(338,095)
Interest income on notes receivable from participants	13,869	6,058
Contributions
Participant	1,452,317	1,318,076
Employer	787,846	710,807
Rollover	839,438	422,850
Total contributions	3,079,601	2,451,733
Total additions	4,469,804	2,119,696

Deductions from net assets attributed to
Benefits paid directly to participants	711,185	1,239,074
Administrative expenses	3,447	—
Net increase	3,755,172	880,622

Net assets available for benefits
Beginning of year	10,329,191	9,448,569
End of year	$14,084,363	$10,329,191

See accompanying Notes to Financial Statements.

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FARMINGTON BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

1.  Description of the Plan

The following description of the Farmington Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established by Farmington Bank (the “Company”) on July 1, 1989 for the purpose of providing employees of the Company with retirement benefits and was restated on December 31, 2011. The Plan is a defined contribution retirement plan, covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and have completed six months of service. Six months of service is defined as a period of six consecutive months, beginning on the employee’s date of hire. Employees may enroll in the Plan on the first day of the quarter immediately following the date these eligibility requirements are met.

Contributions

The Plan permits both employee and employer contributions. Participants may contribute up to 100% of annual pre-tax compensation, as defined by the Plan, subject to certain limitations. The Company may contribute to the Plan discretionary matching contributions, provided the Company has net profit for the Plan year, and any qualified contribution necessary to ensure that the Plan complies with the nondiscrimination regulations of certain sections of the Internal Revenue Code (the “IRC”) and ERISA. For the plan years ended December 31, 2012 and 2011, the discretionary Company matching contribution was 100% of the first 4% of eligible pre-tax compensation contributed by the participants.

Participants may direct the investment of their contributions, as well as contributions made on their behalf by the Company into various fund accounts offered by the Plan, through Principal Financial Group (“Principal”), the custodian and record keeper of the Plan. On January 10, 2012, the Plan changed custodians from Nationwide Financial Service, Inc. to Principal. Participants may change their investment options at any time. There are no non-participant directed funds.

Vesting

Participants are 100% vested in their contributions plus actual earnings thereon at all times. Matching contributions made on or after January 1, 2007 will be immediately 100% vested. For matching contributions made before 2007, participants become fully vested in their share of the Company’s matching contributions upon the attainment of normal retirement age (age 65), upon death or disability while employed or after the completion of five years of service based on the following schedule:

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Years of	Vesting
Service	Percentage

1	0%
2	25%
3	50%
4	75%
5	100%

Forfeitures
If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest and liquidates his or her account prior to December 31, the Company’s discretionary matching contributions and the actual earnings thereon are forfeited. Forfeitures are retained in the Plan and used to reduce future Company matching contributions. Forfeitures totaling $8,388 and $-0- were used to reduce the Company matching contributions for the years ended December 31, 2012 and 2011, respectively. Forfeitures totaling $-0- and $12,400 were allocated to eligible participants for the years ended December 31, 2012 and 2011, respectively.

Payment of Benefits

Upon attainment of normal retirement age, termination of service, or termination of service due to death or disability, participants may elect to receive benefit payments under the Plan. The form of benefit payment is either a lump sum distribution, equal to the participant’s vested account balance or substantially equal installment distributions of the participant’s vested account balance. If a participant’s account balance is less than the minimum dollar limit under the IRC ($5,000 for the years ended December 31, 2012 and 2011), distributions due to termination may be made without the authorization of the participant.

In-Service Distributions

The Plan does permit payment of benefits to participants while employed by the Company in the case of an immediate and heavy financial hardship, such as medical or education expenses, or to purchase a primary residence.

Notes Receivable from Participants

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subject to certain restrictions, as described in the Plan document. Notes receivable from participants are evidenced by promissory notes for the amount of the note and are collateralized by the participant’s vested account balance for terms of up to five years, or greater if used for the purchase of a primary residence. Notes receivable from participants bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates ranged from 4.25% to 9.25% as of December 31, 2012. Participant notes receivable are stated at their outstanding balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Bank Discretionary Profit Sharing Contributions

The Company may, but is not required to, make discretionary profit sharing contributions to the Plan for a Plan year. Company discretionary profit sharing contributions that are made with respect to a Plan year will be allocated to all participants who are employed by the Company on the last day of the Plan year and are credited with at least 1,000 hours of service during such year (and to participants who terminate service during a Plan year on account of death, total and permanent disability or retirement on or after normal retirement date). Profit sharing contributions will be allocated among Plan participants according to a formula based on age and service, with older, longer service employees receiving a larger share than younger, shorter service employees. Vesting of the Company’s profit sharing contributions are prorated over five years of service or upon the attainment of normal retirement age (age 65), upon death or disability. There were no profit sharing contributions recorded in 2012 and 2011.

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2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The accounting guidance prescribes that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting guidance, the statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. Changes in future interest crediting rates will not affect the amount reported as an adjustment from fair value to contract value on the statement of net assets available for benefits for the portion of net assets attributable to fully benefit-responsive investment contracts. Fair value is considered book value less early withdrawal charge.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses related to the Plan are primarily paid by the assets in the Plan and or directly by the Company. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. This update was adopted in 2012 and did not have a material impact on the Plan’s financial statements.

3.	Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Plan uses a three level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are described below:

Basis of Fair Value Measurement

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan also considers non-performance risk in the overall assessment of fair value.

The following is a description of the valuation methodologies used for investments measured at fair value as of December 31, 2012 and 2011:

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end whose NAV ‘s are quoted in an active market.

First Connecticut Bancorp, Inc. common stock: Valued at the closing price of First Connecticut Bancorp Inc.’s common stock reported on the active market on which it is traded.

Investment Contract: Fair value represents the amount the Plan would receive if it terminated the contract at the reporting date which is book value less an early withdrawal charge. The investment contract consists of the Principal Fixed Income Guaranteed Option which is a group annuity contract with a guarantee backed by the assets in a multi-billion dollar general account of Principal Life. The general accounts consists of over 6,000 investments, which include corporate bonds, asset-backed securities, commercial real estate mortgages, government bonds, and short-term cash equivalent. See Note 5 for further discussions.

7

Pooled Separate Account (PSA): Valued at its NAV based on the market value of its underlying investments but the PSA NAV is not a publicly quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. As of December 31, 2012, there are no unfunded commitments related to the PSA. The PSA may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period. This PSA seeks long-term growth of capital and under normal circumstances invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity companies that compose the S&P 500 Index at the time of purchase. The Index is designed to represent U.S. equities with risk/return characteristics of the large cap universe.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value, as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Specialty Fund	$148,874	$—	$—	$148,874
International Fund	1,437,304	—	—	1,437,304
Small Cap Funds	1,488,268	—	—	1,488,268
Mid Cap Funds	1,236,796	—	—	1,236,796
Large Cap Funds	3,067,320	—	—	3,067,320
Balanced Funds	3,135,151	—	—	3,135,151
Bond Funds	2,017,942	—	—	2,017,942
Common Stock
First Connecticut Bancorp, Inc.	1,845	—	—	1,845
Investment Contract:
Group Annuity Contract	—	637,251	—	637,251
Pooled Separate Account:
LargeCap S&P 500 Index	—	521,420	521,420
Total investments	$12,533,500	$1,158,671	$—	$13,692,171

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Specialty Fund	$311,784	$—	$—	$311,784
International Fund	1,071,110	—	—	1,071,110
Small Cap Funds	927,974	—	—	927,974
Mid Cap Funds	1,005,735	—	—	1,005,735
Large Cap Funds	2,806,728	—	—	2,806,728
Balanced Funds	1,618,815	—	—	1,618,815
Bond Funds	1,818,045	—	—	1,818,045
Money Market Fund	632,327	—	—	632,327
Total investments	$10,192,518	$—	$—	$10,192,518

There were no assets measured at fair value on a non-recurring basis at December 31, 2012 or 2011. There were no transfers from one fair value level to another for the years ended December 31, 2012 and 2011.

9

4.	Investments

The following table presents the fair values of investments held by the Plan that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011.

Investments, at fair value at December 31, 2012
MFS Growth R3 Fund	$1,519,877
Oppenheimer International Dividend N Fund	1,318,258
BlackRock Equity Dividend A Fund	1,214,814
PIMCO Core Plus Bond R4 Fund	987,139
Oakmark Equity & Income Mutual Fund	706,846

Investments, at fair value at December 31, 2011
Mutual funds
Europacific Growth Fund R3	$1,071,110
PIMCO Total Return Fund Class A	950,273
Oakmark Equity and Income Fund II	761,112
EV Large Cap Value Fund Class A	700,941
PIMCO Low Duration Fund A	634,167
Nationwide Money Market	632,327
Baron Small Cap Fund	608,984
American Funds Growth Fund of America R3	591,817
Nationwide S&P 500 Index Fund SC	540,467

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year, and distributions) appreciated (depreciated) in value as follows:

	December 31,
	2012	2011

Mutual Funds	$1,123,441	$(338,101)
Pooled Separate Account	61,029	—
Other	(5)	—
	$1,184,465	$(338,101)

5.	Contract Investment

Principal Fixed Income Guaranteed Option (“PFICO”) is a fully benefit-responsive group annuity contract (“GAC”) issued by the Principal Life Insurance Company (“PLIC” or “Issuer”). The crediting interest rate is based on a formula agreed upon with the Issuer. Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis and will never be less than the guaranteed minimum interest rate.

The PFIGO is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract.

Time Period	Rate

January 1, 2012 – May 31, 2012	2.65%
June 1, 2012 – November 30, 2012	2.40%
December 1, 2012 – December 31, 2012	2.10%

10

The crediting rate for the contract is as follows:

Time Period	Rate

January 1, 2012 – May 31, 2012	2.00%
June 1, 2012 – November 30, 2012	1.75%
December 1, 2012 – December 31, 2012	1.45%

Certain events limit the ability of the Plan to transact at contract value with PLIC. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GAC does not permit the insurance company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

6.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated August 7, 2001 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been restated since receiving the determination letter. However, the plan administrator believes that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Related Party Transactions

Plan assets include investments in funds managed by Principal. Principal is the Plan’s custodian and, as such, transactions with the custodian qualify as party-in-interest. In addition, the Plan holds shares of First Connecticut Bancorp, Inc., the parent of the Plan’s sponsor, which also qualifies as a party-in-interest. Personnel and facilities of the Company have been used to perform administrative functions at no charge to the Plan.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100% vested in their account.

9.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 28, 2013, the date the financial statements were available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

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FARMINGTON BANK 401(k) PLAN

EIN: 06-0339930 PN: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
	BlackRock Advisors, LLC	BlackRock Equity Dividend A Fund	**	$ 1,214,814
	Columbia Management Advisors	Columbia Seligman Communication and Information A Fund	**	5,044
	First Eagle Mutual Funds	First Eagle Global A Fund	**	2,705
	Franklin Advisors, Inc.	Templeton Global Bond R Fund	**	57,666
	Franklin Advisors, Inc.	Franklin Gold & Precious Metals A Fund	**	47,122
	Goldman Sachs/LA Capital Mgmt	MidCap Value I R4 Fund	**	606,782
	Loomis Sayles & Company	Loomis Sayles Bond Admin Fund	**	223,616
	Lord Abbett & Co, LLC	Lord Abbett Short Duration Income A Fund	**	673,513
	Lord Abbett & Co, LLC	Lord Abbett Fundamental Equity A Fund	**	332,629
	Lord Abbett & Co, LLC	Lord Abbett Value Opportunities A Fund	**	123,919
	Mellon Capital Management	Bond Market Index R4 Fund	**	994
	MFS Investment Management	MFS Growth R3 Fund	**	1,519,877
	MFS Investment Management	MFS New Discovery R3 Fund	**	596,215
*	Multiple Sub-Advisors	Principal Life Time 2010 R4 Fund	**	151,105
*	Multiple Sub-Advisors	Principal Life Time 2015 R4 Fund	**	631,366
*	Multiple Sub-Advisors	Principal Life Time 2020 R4 Fund	**	343,990
*	Multiple Sub-Advisors	Principal Life Time 2025 R4 Fund	**	287,004
*	Multiple Sub-Advisors	Principal Life Time 2035 R4 Fund	**	128,261
*	Multiple Sub-Advisors	Principal Life Time 2040 R4 Fund	**	44,072
*	Multiple Sub-Advisors	Principal Life Time 2045 R4 Fund	**	12,856
*	Multiple Sub-Advisors	Principal Life Time 2050 R4 Fund	**	196,692
*	Multiple Sub-Advisors	Principal Life Time 2055 R4 Fund	**	21,750
*	Multiple Sub-Advisors	Principal Life Time 2030 R4 Fund	**	611,209
	Neuberger Berman Mgmt. Inc.	Neuberger Berman Genesis Adv Fund	**	506,095
	Oakmark Mutual Funds	Oakmark Equity & Income I Fund	**	706,846
	OppenheimerFunds, Inc.	Oppenheimer International Diversified N Fund	**	1,318,258
	OppenheimerFunds, Inc.	Oppenheimer Developing Markets A Fund	**	113,789
	PIMCO	Core Plus Bond I R4 Fund	**	987,139
	PIMCO	PIMCO Real Return R Fund	**	72,309
	Principal Real Estate Inv	Real Estate Securities R4 Fund	**	395,527
	Principal Global Investors	International Equity Index R4 Fund	**	5,257
	Prudential Investments, LLC	Prudential Jennison Health Sciences A Fund	**	85,865
	Prudential Investments, LLC	Prudential Jennison Natural Resources A Fund	**	10,843
	RidgeWorth Funds	RidgeWorth Small Cap Value Equity I Fund	**	279,099
	Royce & Associates, LLC	Royce Special Equity Inv Fund	**	217,427
				12,531,655
	Common Stock:
*	First Connecticut Bancorp, Inc.	Common Stock	**	1,845

	Pooled Separate Account:
	Principal Global Investors	LargeCap S&P 500 Index Separate Account R4	**	521,420

	Investment Contract:
*	Principal Life Insurance Company	Fixed Income Guaranteed Option	**	637,251

*	Participant Loans	4.25% - 9.25%; maturities through June 2040		358,652
	Total			$ 14,050,823

	* Denotes a party-in-interest to the Plan.
	** All investments are participant directed. Disclosure of cost information is not required.

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Farmington Bank administers the Plan, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FARMINGTON BANK 401(k) PLAN

	By:	/s/ Lee D. Nordstrom
		Name:	Lee D. Nordstrom
Date: June 28, 2013		Title:	Senior Vice President – Human Resources

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